Mail Stop 3561

October 9, 2008

Mr. Zhu Xiaoying
Chief Financial Officer
Kandi Technologies, Corp.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

      Re: Kandi Technologies, Corp.
             Form 10-K for the fiscal year ended December 31, 2007
             File No. 001-33997

Dear Mr. Xiaoying:

      We have completed our review of your Form 10-K and have no further comments at this time.

             Sincerely,

             Joseph Foti
             Senior Assistant Chief Accountant